                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.1)*

                        BOLDER TECHNOLOGIES CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  097519-10-2
                                (CUSIP Number)

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information with would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 097519-10-2                   13G               Page    2     of  9

1.       NAME OF REPORTING PERSON

         Columbine Venture Fund II, L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             [a]  |_|
                                                                       [b]  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OF PLACE OF ORGANIZATION
         Delaware, USA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

         5.       SOLE VOTING POWER
                  1,864,561

         6.       SHARED VOTING POWER

         7.       SOLE DISPOSITIVE POWER
                  1,864,561

         8.       SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,864,561

10.      CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  17.6%

12.      TYPE OF REPORTING PERSON*
                  PN
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CUSIP No. 097519-10-2           13G               Page    3     of     9

1.       NAME OF REPORTING PERSON
         Columbine Venture Management II

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           [a]  |_|
                                                                     [b]  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OF PLACE OF ORGANIZATION
         Delaware, USA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         5.       SOLE VOTING POWER
                  1,867,005

         6.       SHARED VOTING POWER

         7.       SOLE DISPOSITIVE POWER
                  1,867,005

         8.       SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,867,005

10.      CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  17.6%

12.      TYPE OF REPORTING PERSON*
         PN
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CUSIP No. 097519-10-2          13G               Page    4     of   9

1.       NAME OF REPORTING PERSON
         Sherman J. Muller

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        [a]  |_|
                                                                  [b]  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OF PLACE OF ORGANIZATION
         USA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         5.       SOLE VOTING POWER

         6.       SHARED VOTING POWER
                  1,867,005

         7.       SOLE DISPOSITIVE POWER

         8.       SHARED DISPOSITIVE POWER
                  1,867,005

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,867,005

10.      CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  17.6%

12.      TYPE OF REPORTING PERSON*
         IN
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CUSIP No. 097519-10-2                 13G               Page    5     of   9

1.       NAME OF REPORTING PERSON
         Terence E. Winters

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       [a]  |_|
                                                                 [b]  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OF PLACE OF ORGANIZATION
         USA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         5.       SOLE VOTING POWER

         6.       SHARED VOTING POWER
                  1,867,005

         7.       SOLE DISPOSITIVE POWER

         8.       SHARED DISPOSITIVE POWER
                  1,867,005

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,867,005

10.      CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  17.6%

12.      TYPE OF REPORTING PERSON*
         IN

CUSIP No. 097519-10-2           13G               Page    6     of     9

1.       NAME OF REPORTING PERSON
         Carl S. Stutts

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    [a]  |_|
                                                              [b]  |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OF PLACE OF ORGANIZATION
         USA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         5.       SOLE VOTING POWER

         6.       SHARED VOTING POWER
                  1,867,005

         7.       SOLE DISPOSITIVE POWER

         8.       SHARED DISPOSITIVE POWER
                  1,867,005

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,867,005

10.      CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  17.6%

12.      TYPE OF REPORTING PERSON*
         IN

CUSIP No. 097519-10-2                   13G               Page    7     of   9


Item No. 1:

         Bolder Technologies Corporation
         5181 Ward Road, Suite 103
         Wheat Ridge, Colorado 80033

Item No. 2:

         (a)      Columbine Venture Fund II, L.P.
         (b)      5460 S. Quebec Street, Suite 270
                  Englewood, Colorado 80111
         (c)      Delaware, USA
         (d)      Common Stock
         (e)      CUSIP No. 097519-10-2

         (a)      Columbine Venture Management II
         (b)      5460 S. Quebec Street, Suite 270
                  Englewood, Colorado 80111
         (c)      Delaware, USA
         (d)      Common Stock
         (e)      CUSIP No. 097519-10-2

         (a)      Sherman J. Muller
         (b)      5460 S. Quebec Street, Suite 270
                  Englewood, Colorado 80111
         (c)      USA
         (d)      Common Stock
         (e)      CUSIP No. 097519-10-2

         (a)      Terence E. Winters
         (b)      10040 East Happy Valley Road, No. 366
                  Scottsdale, Arizona 85255
         (c)      USA
         (d)      Common Stock
         (e)      CUSIP No. 097519-10-2

         (a)      Carl S. Stutts
         (b)      3810 Swarthmore
                  Houston, Texas 77005
         (c)      USA
         (d)      Common Stock
         (e)      CUSIP No. 097519-10-2

Item No. 3:

         Not applicable.
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CUSIP No. 097519-10-2              13G               Page    8     of     9



Item No. 4:

         Reporting Persons incorporate by reference the information on ownership contained under numbers 5, 6, 7, 8, 9, 10 and 11 of the cover sheets. The numbers include 1,864,561 shares of Common Stock and options to purchase 2,444 shares of Common Stock that are now exercisable. Title to all shares of Common Stock is held by Columbine Venture Fund II, L.P. ("Columbine") which does not hold an interest in the options. Columbine Venture Management II is the sole general partner of Columbine and is a reporting person with respect to the shares held by Columbine by virtue of its voting power and dispositive power over the shares held by Columbine. The individuals are general partners in Columbine Venture Management II, and each is a reporting person with respect to the shares held by Columbine by virtue of his shared voting and dispositive power over the shares held by Columbine in which he is a general partner of the general partner. Each reporting person, other than Columbine, disclaims his or its interest in the Common Stock, except to the extent of his or its proportionate interest as a partner. The reporting persons other than Columbine also have an interest in options exercisable for an additional 8,556 shares of Common Stock, which are not exercisable within 60 days. These options will vest and become exercisable as follows: (i) options for 2,222 of the shares will vest in increments of $1,111 shares each on April 29, 1998 and on April 29, 1999,
(ii) options for 5,334 of the shares will vest in increments of 1,333 shares each on December 11, 1998 and on each of the next three anniversaries thereafter, and (iii) options for 1,000 of the shares will vest 330 shares on June 5, 1998, 340 shares on June 5, 1999 and 330 shares on June 5, 2000. If not previously exercised, options for 3,333 shares will expire on April 28, 2006, options for 6,667 shares will expire on December 10, 2006 and the remaining option will expire on September 2, 2002. Therefore, the number of shares held (and corresponding change in the percentage held) by each reporting person other than Columbine will increase by 2,774, 2,784, 1,664 and 1,334 for the end of the calendar years 1998, 1999, 2000 and 2,001, respectively, to account for options that will have become exercisable by the end of each such year.

Item No. 5:

         Not applicable.

Item No. 6:

         No person, other than the reporting person, has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item No. 7:

         Not applicable.

Item No. 8:

         Not applicable.
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CUSIP No. 097519-10-2            13G               Page    9     of     9


Item No. 9:

         Not applicable.


Item No. 10:

         Not applicable.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 13, 1998



                                        /s/ James A. Jacobson
                                       _________________________________________
                                       James A. Jacobson, as agent and attorney-
                                       in-fact for each reporting person
                                       pursuant to powers of attorney attached
                                       hereto